Treatment of Equity with Change in Control Specific to The J.M. Smucker Co. Acquisition Dated as of September 10, 2023 Filed by Hostess Brands, Inc. (Commission File No. 001-37540) pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934 as amended. Subject Company: Hostess Brands, Inc. Commission File No.: 001-37540 This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser. . . . The following communication was shared with certain employees of Hostess Brands on September 27, 2023.

In anticipation of the pending acquisition of Hostess Brands, Inc. (“we” or “Hostess”) by The J. M. Smucker Company (“Smucker”) pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023 (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”), we are providing this high-level description of the expected treatment of outstanding equity awards and shares of Hostess Brands, Inc. common stock (shares of “TWNK” stock) in connection with the Transaction. The following is intended to summarize the treatment of TWNK equity awards and TWNK stock and is subject to the terms of your award agreements and the Merger Agreement and is contingent on the successful closing of the Transaction (the “Closing”). Prior to the Closing, all TWNK equity awards remain in effect pursuant to the terms of the Company’s Amended and Restated 2016 Equity Plan, individual award agreements and applicable company policies, including any “blackout periods” applicable to certain employees.     Overview of Treatment of Hostess Equity Awards

The Following Table Provides a Description of the Shares of TWNK Stock and/or any TWNK Equity Awards You May Hold: Types of Equity Description Shares of TWNK stock These are shares of TWNK stock held directly in a brokerage account. They may be shares of TWNK stock purchased through your broker, shares that you received after RSUs or PSUs vested and were settled, or shares of TWNK stock purchased under the ESPP. Restricted Stock Units (RSUs) RSUs are time-based equity awards that vest pro-rata over a specified time, typically 3 years from date of grant. Performance Share Units (PSUs) PSUs are performance-based equity awards that vest at the end of a three-year period based on TWNK total shareholder return (TSR) over the performance period as compared to the TSR of the S&P 1500 Packaged Food and Meats sub-index. Non-Qualified Stock Options (NQSOs) NQSOs are awards with an exercise price and require exercise for you to receive shares. These awards generally vest pro-rata over 3 years from date of grant.

Treatment of Stock Owned Vs. Equity Awards In connection with the Transaction, shares of TWNK stock, on the one hand, and RSUS, PSUs and NQSOs (or “TWNK equity awards”), on the other hand will be treated as follows at Closing: Each share of TWNK stock you own will receive the same payment as provided to all other shareholders of TWNK stock: $30 cash and 0.03002 shares of Smucker common stock (shares of “SJM” stock) ESPP Purchase Period ending September 30, 2023: Price Yet To Be Determined Each TWNK equity award will fully vest (in the case of PSUs, based on achievement of the performance goal through the Closing, with awards that would vest in the ordinary course after 2025 to be pro-rated to reflect the shortened performance period) and will be converted into the right to receive a cash payment equal to $30.00 plus the value at Closing of 0.03002 shares of SJM stock, and in the case of NQSOs, minus the exercise price per share, and in all cases less applicable withholding taxes

Frequently Asked Questions Q. What do I need to do to receive the value from my shares of TWNK stock or TWNK equity awards? A. With respect to your shares of TWNK stock, you may tender your shares in the exchange offer to be commenced by Smucker (see note below) and you will receive payment at the time of the Closing. Alternatively, if you do nothing, you will receive the cash and stock amount noted above following the Closing. In either case, the cash and stock will be deposited in the account where you now hold your TWNK stock. With respect to your TWNK equity awards, there is nothing you need to do. Following the Closing, all equity in the form of RSUs, PSUs, and NQSOs, will automatically be paid out according to the terms of the Merger Agreement, as summarized above.   Q. Where and when will the cash payments in respect of TWNK equity awards be deposited? A. Payment for the value of RSUs, PSUs and NQSO will be processed and paid through Hostess Brands payroll, less applicable withholdings, on the first regularly scheduled payroll date that occurs at least fifteen (15) days following the Closing Date.   Q. What do I need to do with any shares of SJM stock that I receive? A. Any shares of SJM stock that you receive will be deposited in your brokerage account. You can hold the shares or sell them in the market for their then-current trading price, subject to any trading restrictions.   Q. Can I still sell my shares of TWNK stock before the Closing? A. TWNK continues to trade on the NASDAQ stock exchange, and you can sell your owned shares. However, any employee who is subject to blackout periods may not buy or sell shares of TWNK stock during a blackout period. If you have any questions about whether the blackout period applies to you, please reach out to Jolyn Sebree.

Additional Information and Where to Find It The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands or The J.M. Smucker Co. or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that The J.M. Smucker Co. intends to file with the SEC. At the time the exchange offer is commenced, The J.M. Smucker Co. and its acquisition subsidiary will file a tender offer statement on Schedule TO, The J.M. Smucker Co. will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either The J.M. Smucker Co. or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by The J.M. Smucker Co. will be available free of charge on The J.M. Smucker Co.’s website at https://investors.jmsmucker.com or by contacting The J.M. Smucker Co. Investor Relations Department at 330-682-3000. In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, The J.M. Smucker Co. and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.